FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934





For the month of May, 2003

Commission File Number: 0-30820


                             Tioga Technologies Ltd.


                 (Translation of registrant's name into English)


                 1 Azrieli Center, Round Tower, Tel-Aviv, Israel

                              001-(972-3) 607-0333


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X Form 40-F________







Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The information in this report on Form 6-K is incorporated by reference into all Registration Statements which the registrant has filed or which it will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Tioga Technologies Announces Closing of Assets Transaction with STMicroelectronics. Dated: May 2, 2003.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                           Tioga Technologies Ltd.

                                           (Registrant)

                                           /s/ Eyal Vardi
                                           ---------------
Date: May 5, 2003                          By: Eyal Vardi

                                               Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number         Description of Exhibit



10.1 Press Release: Tioga Technologies Announces Closing of Assets Transaction with STMicroelectronics.
                       Dated: May 2, 2003.

                                  EXHIBIT 10.1



                                                   PRESS RELEASE

                                                   FOR IMMEDIATE RELEASE

For more information contact:

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com



                 Tioga Technologies Announces Closing of Assets
                       Transaction with STMicroelectronics

Tel Aviv, Israel, May 2, 2003 -- Tioga Technologies, Ltd. (OTC BB: TIGA) today announced the closing of its Assets Transaction with STMicroelectronics N.V. (NYSE: STM), following the exercise by ST, on January 15, 2003, of its call option to acquire all of Tioga's business assets. The total cash consideration of the deal is $12 million. Tioga will receive an immediate cash payment of $10.2 million, and the remaining $1.8 million will be placed in an escrow account to secure Tioga's representations under the Asset Purchase Agreement. It is expected that the remaining funds will be released by June 30, 2003. Upon receipt of the total amount, the net cash available to Tioga, following the payment of all outstanding liabilities, will be between $11 million and $12 million.

The Development, Marketing and Services agreement between Tioga and ST has been satisfied and is no longer in effect.

Izhak Tamir, Chairman of the Board of Directors of Tioga commented: "This transaction marks the culmination of a successful and mutually beneficial relationship between Tioga and ST which began over a year ago. We are pleased with the results of this relationship, and would like to express our gratitude to Tioga's employees for their dedication. The Board of Directors of Tioga intends to explore its alternatives as to the future activities of Tioga."

About Tioga Technologies:
Until the closing of the Assets Transaction with ST, Tioga Technologies Ltd. developed standard integrated circuits (ICs) for broadband communications applications. Tioga's digital subscriber line (DSL) ICs enables the digital transmission of voice, video and data over standard telephone lines. Tioga's full-custom design technology enables high-performance, low-power ICs at a low cost. Tioga is headquartered in Tel Aviv, Israel. For more information, please visit our web site at www.tiogatech.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, claims by STMicroelectronics against the escrow fund and risks of operations in Israel. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.



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